Mail Stop 3561

								November 21, 2005

Gilbert F. Amelio, CEO
Acquicor Technology Inc.
4910 Birch St., #102
Newport Beach, CA 92660

      Re:	Acquicor Technology Inc.
		Registration Statement on Form S-1
		Amendment No. 1 filed October 19, 2005
      File No. 333-128058

Dear Mr. Amelio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our previous comment five and we reissue in part our previous comment. We note the company`s intention to retain its existing management after the consummation of a business combination. Please detail how the company could accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management would be able to maintain its position with the company post-business combination.


Prospectus Summary, page 1

2. We note your response to our previous comment 12 and we reissue the comment. Please disclose in the summary whether the company will only consider entering into a business combination with U.S.
companies.

3. We note your response to our previous comment 13 and we reissue in part our previous comment. We note that you make assertions regarding market conditions. Please summarize the reasonable support for the assertions in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found.

4. We reissue in part our previous comment 15. Please discuss whether Wedbush Morgan Securities and ThinkEquity Partners have the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.

5. We note your disclosure on page 4 and elsewhere in the prospectus that Acquicor Management and the officers and directors have agreed to vote any shares acquired by them after this offering in favor of the proposed business combination. Please expand to disclose how any shares obtained in this offering will be voted by Acquicor
Management
and the officers and directors.

6. The disclosure on page 7 indicates that Acquicor Management will not participate in the proceeds from the trust in the event of a liquidation. Please expand the disclosure to discuss whether the officers and directors will participate in the trust proceeds in the event of a liquidation.

Use of Proceeds, page 26

7. We note your response to our previous comment 27 and we reissue in part our previous comment. Please clearly indicate whether the proceeds held in trust could be used to pay finders fees or expenses that may be in addition to those paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

Employees, page 41

8. We note your response to our previous comment 35 and we reissue the comment. Please disclose the range of hours per week that management expects to spend on the affairs of the company. It appears that this information would be important to investors.



Financial Statements

9. In response to our previous comment 44, you state there are no net settlement provisions for the underwriter purchase option. However, under "Purchase Option" on page 57, you state the purchase option will contain a cashless exercise feature. We reiterate our request for you to disclose the net settlement provisions in the notes to the financial statements.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Kenneth L. Guernsey, Esq.
	Fax: (415) 693-2222
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Gilbert F. Amelio
Acquicor Technology Inc.
November 21, 2005
Page 1